CONFIDENTIAL

May 16, 2008
Port Asset Acquisition, LLC
429 Murray Street
Suite #700
Alexandria, LA  71301
Attn:     Darrell Dubroc
       Tim Collins

Gentlemen:

I am writing to set forth the principal terms and conditions under which Allegro Biodiesel Corporation (“Allegro”) proposes to sell to Port Asset Acquisition, LLC or an entity controlled by Port Asset Acquisition LLC or its members (“Buyer”) 100% of the limited liability company interests in Vanguard Synfuels, LLC (the “Company”).

1. The principal terms and conditions of the proposed sale are set forth in the non- binding term sheet attached as Exhibit A (the “Transaction”).

2. No party will make any public disclosure of or statement concerning the Transaction or this letter of intent without prior consultation with, and the written consent of, Allegro (in the case of a potential disclosure by Buyer) or Buyer (in the case of a potential disclosure by Allegro or the Company), except where such disclosure is required by applicable law. Buyer acknowledges that Allegro will issue a press release and file a Form 8-K with the Securities and Exchange Commission in connection with the signing of this letter of intent and will file a Form 14C and may make other necessary filings with the Securities and Exchange Commission in connection with the Transaction.

3. Other than as set forth in Section 4(ii) below, Buyer on the one hand and Allegro on the other hand will each be responsible for and bear all of their own fees and expenses (including any broker’s or finder’s fees and the fees and expenses of its lawyers and other advisors) incurred in connection with the Transaction.

4. Upon the execution and delivery of this letter of intent, Buyer will:

(i) pay to Allegro (x) $17,600 (representing the Company’s accrued property tax liability through June 30, 2008) and (y) $11,000 (representing Allegro’s and the Company’s insurance obligations through June 30, 2008, including but not limited to environmental, liability, workers comp, and automobile insurance);

(ii) pay to Sidley Austin LLP $25,000 to fund Allegro’s legal expenses in connection with the Transaction upon the presentation to Buyer of evidence that Allegro and its lawyer(s) have entered into binding retainer arrangement(s) with respect to the Transaction providing specifically that no part of the retainer can be applied to invoices for other engagements or services until such time as the Transaction has been consummated or terminated; and

(iii) deliver to Allegro joint escrow instructions in the form attached hereto as Exhibit B (the “Escrow Instructions”) duly executed by Darrell Dubroc as Member Representative under the Escrow Agreement (the “Escrow Agreement”) dated as of September 20, 2006, by and among the members of Vanguard Synfuels, L.L.C. (the “Vanguard Members”), Allegro, and JPMorgan Chase Bank, N.A. requesting the release from the escrow thereunder of $47,448.49 to Allegro (representing the Vanguard IRS civil tax penalty issue).

5. Upon the execution and delivery of this letter of intent, Allegro will

(i) execute the Escrow Instructions and, upon receipt of an executed version thereof from Buyer, deliver the executed Escrow Instructions to JPMorgan Chase Bank, N.A.; and

(ii) deliver to Buyer the Settlement Agreement, duly executed by an officer of Allegro.

6. Upon the execution and delivery of a definitive purchase agreement for the Transaction:

(i) Buyer will (x) deliver to Allegro joint escrow instructions duly executed by Darrell Dubroc as Member Representative under the Escrow Agreement (the “Member Representative”), which escrow instructions will request the release from the escrow under the Escrow Agreement of $250,000 to the Vanguard Members and $200,000 to Allegro, (y) pay $25,000 to Sidley Austin LLP or Allegro to fund Allegro’s legal expenses associated with the shareholder vote and (z) deliver to Allegro a dispute settlement agreement in a form reasonably acceptable to the Member Representative and Allegro (the “Settlement Agreement”), duly executed by the Member Representative and all members of Buyer who are Vanguard Members, which Settlement Agreement will provide for the agreement of the parties thereto to resolve all claims (up to the limits of the funds held subject to the Escrow Agreement) made by Allegro under the Escrow Agreement within 60 days of signing definitive agreements or submit to binding arbitration with the goal of resolving all claims through arbitration no later than September 30, 2008.

(ii) Allegro will (x) deliver to Buyer joint escrow instructions duly executed by an officer of Allegro, which escrow instructions will request the release from the escrow under the Escrow Agreement of $250,000 to the Vanguard Members and $200,000 to Allegro and (y) deliver to the Member Representative a duly executed counterpart of the Settlement Agreement.

7. Upon the closing of the Transaction, Buyer will:

(i) assume all the existing employment agreements and accrued salary liabilities pertaining to salaries and bonuses of Darrell Dubroc, Tim Collins, Jerome Whiddon, Penny Welch, Bill R. Longino, Albert Murphy and Tim O’ Bannon (the “Employees”); and

(ii) deliver to Allegro resignation letters and general releases of all claims by each of the Employees.

8. Buyer acknowledges that upon execution and delivery of this letter of intent, Allegro intends to (but is not obligated to) cease funding any and all operating expenses of the biodiesel plant, the office in Alexandria and all other expenses of the Company. Allegro will cooperate reasonably with Buyer to facilitate a process for Buyer to fund certain of these expenses directly on Allegro’s behalf and subject to Allegro’s approval, if Buyer chooses to do so, which shall be subject to Buyer’s sole discretion. Without limiting the foregoing, from and after the date hereof until the date that is five business days after Buyer gives a written notice of termination to Allegro, Buyer hereby agrees to pay all costs and expenses related to the employment of each of the Employees, including all salaries, bonuses, employee benefits (including health care benefits), reimbursable expenses and all withholding and other taxes related thereto.

9. The parties agree that this letter of intent constitutes the basis on which we will proceed from this point forward as we negotiate definitive Transaction agreements. We each acknowledge and agree that this letter of intent does not contain all matters upon which agreement must be reached in order to consummate the Transaction and does not constitute a binding agreement or commitment. No party will be obliged to proceed with the Transaction or continue negotiations unless and until definitive Transaction agreements are successfully negotiated and signed. A binding agreement with respect to the Transaction will result only upon the negotiation and execution of such definitive agreements and the parties hereto specifically covenant and agree that no person or entity shall bring any claim against any other person or entity based upon this letter of intent as a result of a failure to agree on or enter into a definitive agreement or as a result of the termination of negotiations. Notwithstanding the foregoing, however, the provisions of paragraphs 2, 3, 4, 5, 8, 9, 10 and 11 hereof are intended to be binding agreements among the parties hereto.

10. This letter of intent may be terminated at any time, by mutual written agreement of Buyer and Allegro. Paragraphs 2, 3, 4, 5, 8, 9, 10 and 11 hereof will survive any termination of this letter of intent.

11. This letter of intent will be governed by and construed under the laws of the State of California, without regard to conflict of laws principles. The term “including” shall have the inclusive meaning of “including without limitation” in this letter. This letter of intent may be executed in one or more counterparts, each of which will be deemed to be an original and all of which, taken together, will constitute one and the same agreement.

[Signature Page Follows]

If the foregoing correctly sets forth our agreement, please sign and return the enclosed copy of this letter in the space provided below. We are delighted to work with you and look forward to a successful transaction. This letter will expire at 5:00 p.m., Los Angeles time, on May 19, 2008, unless fully executed prior to that time.

Very truly yours,

ALLEGRO BIODIESEL
CORPORATION

By: /s/ W. Bruce Comer III
Name:  W. Bruce Comer III
Title:    CEO

VANGUARD SYNFUELS, LLC

By: /s/ Darrell J. Dubroc
Name:  Darrell J. Dubroc
Title:    President and CEO

ACKNOWLEDGED AND AGREED:

PORT ASSET ACQUISITION, LLC
By: /s/ Dean Tyler
Name : Dean Tyler
Title :   Authorized Representative

EXHIBIT A
NON-BINDING TERM SHEET

1. Form of Transaction	Acquisition of 100% of the limited liability company interests in the Company.
2. Acquisition Consideration	The consideration for the Transaction will consist of $1.
3. Conditions to Closing Acquisition
Conditions to Allegro’s obligation to close will consist solely of (i) the passage of 20 calendar days after the mailing of Allegro’s 14C definitive information statement in connection with the Transaction (ii) any required approval of Allegro’s stockholders, and (iii) assumption of First South debt and release of Allegro guaranty (as described below).
The Buyer will not have any conditions to closing.
Allegro will obtain voting agreements from its stockholders owning sufficient shares to approve the Transaction.

4. Representations and Warranties
Representations and warranties in the definitive purchase agreement will consist solely of: (i) corporate authority to conduct the Transaction, (ii) receipt of necessary consents of third parties to conduct the Transaction, (iii) ownership of the Company’s limited liability company interests. Otherwise, the Company and the Company’s limited liability company interests will be delivered on an “As Is” basis.

5. Pre-Closing Covenants	Pre-closing covenants will consist solely of reasonable best efforts to implement the Transaction and obtain necessary consents and make necessary filings, including a 14C information statement.
6. Payment of First South Debt; Release of Allegro Guaranty
At the closing, Buyer will assume all outstanding indebtedness of the Company to First South Farm Credit, ACA, including all principal, interest and other amounts due and replace Allegro as the corporate guarantor. Buyer will deliver to Allegro a release by First South Farm Credit, ACA of Allegro’s guaranty.

7. Governing Law	California.